EXHIBIT 99.1

Medicenna Therapeutics to Announce Second Quarter 2022 Financial Results and Operational Highlights on Friday, November 12, 2021

TORONTO and HOUSTON, Nov. 04, 2021 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. ("Medicenna" or “the Company") (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced that it will host a conference call and live webcast on November 12, 2021 at 8:30 AM ET to report its second quarter 2022 financial results and operational highlights.

To access the call, please dial (877) 407-9716 from the United States or (201) 493-6779 internationally, followed by the conference ID: 13723601. To access the live webcast, please go visit http://public.viavid.com/index.php?id=146693. Following the live webcast, an archived version of the call will be available on Medicenna’s website.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna's long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's IL-4 Empowered Superkine, MDNA55, has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com